Exhibit (a)(11)

ISS Presentation May 30, 2013

Agenda 1. Introduction 2. Tysabri As An Asset 3. Incremental Strategic Transactions A. Theravance Royalty Portfolio B. AOP & Newbridge C. Speranza Therapeutics 4. Capital Structure Discipline 5. Royalty Pharma Specifics - 2 -

1. Introduction

Introduction Our objectives….. ► P&L Growth: Self Funding To Support Long Cycle Business ► Establish Optionality Value for Late Stage (Ph 2 & 3) Pipeline Assets ► Diversification (Science/Molecules, Therapeutic Areas, Geographies) ► Leverage Business & Financial Structure To Maximize Value & Cash Flow ► Ensure Business Portfolio Generates Returns Meaningfully Above Cost Of Capital ► Disciplined Capital Structure - 4 -

Royalty Pharma Offer Substantially Undervalues Elan ▪ Royalty Pharma’s $12.50 / share offer significantly undervalues Elan ▪ Elan’s interest in Tysabri plus its net cash is worth between $15.50 - $20.80, pre - deduction of operating expenses (1) (2) ▪ Royalty Pharma’s $12.50 bid currently undervalues these assets by up to $4.3 billion (3) ▪ Elan has been focused on the enhancement of shareholder value in multiple ways and has a demonstrated track record of delivering value and protecting from down - side ▪ Elan has increased its share price from $4.50 on Aug 30, 2010 to $12.41 today and repurchased $1bn of shares in April 2013 (4) ▪ Aggregate value returned to shareholders of $4.9 billion over the same period (5) ▪ Elan’s four announced transactions are all value accretive, and widen the existing gap between Royalty Pharma’s inadequate offer and the fair value of Elan’s shares (6) ▪ If RP succeeds in achieving its new, lower acceptance threshold of >50%, significant dangers exist for remaining shareholders (7) ▪ Limited exit options for illiquid stub shares ▪ RP to run Elan in its best interest – NOT that of shareholders ▪ Potential to end Tysabri dividend and other shareholder - friendly actions already announced / implemented DO NOT TENDER shares to Royalty Pharma VOTE FOR the proposed value enhancing transactions at Elan’s June 17 EGM - 5 - Notes: See Assumptions and Additional Sources and Bases

Multi - Year Track Record of Execution and Value Creation JNJ Invests $ 1.4bn in Elan; Takes 18% Stake Spin - out of EDT and Merger with / Redomiciling of Alkermes Spin - out of Prothena / Early - stage R&D Efforts December 2008 Step 1: July 2009 Step 2: May 2011 Step 3: August 2012 Today: The New Elan Step 6: March 2013 Step 5: March 2013 Step 4: February 2013 20% Tysabri Royalty Directed to Shareholders Execution of $1bn Dutch Tender for Elan Shares Restructuring of Tysabri Agreement with Biogen - Idec - 6 - Notes: 1. Bloomberg as at 31 December 2008 2. Elan 2008 20 - F 3. Bloomberg as at 29 May 2013 4. Includes cash & cash equivalents as of May 2013 proforma for the Tysabri transaction, Newbridge transaction, bond redemption and $1Bn share buyback only. Debt balance prior to $850mm issuance. $2.7bn $1.8bn $0.4bn 1,687 Market Cap Debt Cash Employees $6.4bn -- $1.9bn ~45 Market Cap Debt Cash Employees (2) (1) (2) (2) (4) (3) (4)

2. Tysabri As An Asset

Tysabri • Tysabri is a highly valuable and unique asset • Will generate income for many years to come • Elan shareholders have the opportunity to participate directly – through a highly unique 20% dividend pass through • Patent protection through 2024 • Potential upside with SPMS – study completion expected 2015 - 8 -

Tysabri (cont’d) • Royalty details: ▪ 12% royalty on global net sales on Tysabri (from 1 May 2013) ▪ Thereafter: ▪ 18% royalty on global net sales of Tysabri up to $2bn ▪ 25% royalty on global net sales of Tysabri over $2bn • Elan shareholder receive dividend pass through of 20% of Elan royalties ▪ Intended to commence 4Q 2013 - 9 -

Global Multiple Sclerosis Market $13.9bn (2012) (1) $1.63bn; ~73k patients In A Large and Growing Therapeutic Category - 10 - TYSABRI 750k 950k 2012 P2017 ~ ~ Source: Q4 2012 Company Reports $ adjusted Global MS Patients Treated

$1,631 $1,790 $2,107 $2,316 $2,495 $1,904 $2,224 $2,668 $3,003 2012A 2013E 2014E 2015E 2016E Wall Street Forecasts: Tysabri Revenue Growth Elan Royalty ($m) $143 - $152 (3) $342 - $366 $439 - $527 $484 - $611 Royalty Per Share (4) $0.28 - $0.29 $0.66 - $0.71 $0.85 - $1.02 $0.93 - $1.18 Dividend Pass - Through, Per Share (5) $0.05 – $0.06 $0.13 - $0.14 $0.17 - $0.20 $0.19 - $0.24 - 11 - Source: Wall Street Research . (1) Estimates for worldwide Tysabri revenues include the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg , Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Jefferies, JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray , RBC Capital Markets, Stifel , UBS, Wells Fargo, and William Blair. (2) Based on Berenberg Bank estimates for worldwide Tysabri sales from report issued on May 14, 2013. (3) Calculated based on 8 months of Tysabri royalties at 12% on a pro - rata basis. (4) Based on a fully diluted share capital of 518m shares as at 28 May 2013. (5) Based on 20% dividend policy announced on March 4, 2013. Street Consensus (1) Street Upside (2)

Value Range Of Tysabri & Cash: $15.50 - $20.80 Per Share[(6)(8)]


Street Consensus (1)
Street Upside (2)
Cash Value Per Share (7)
$15.50
$19.25
$16.65
$20.80
$11.85
$15.60
$13.00
$17.15
$3.65
$3.65
$3.65
$3.65
RP Revised Offer $12.50
(4%) Terminal Growth
(2%) Terminal Growth

Tysabri Alone Provides Elan Shareholders Substantial Multi Year Income And Growth

Source: Wall Street Research.

(6) Tysabri value per share pre deduction of operating expenses and assumes an estimated 1% effective cash tax rate through 2020 with 12.5% thereafter. Assumed WACC of 7.5%.

On April 24, 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between $170-190m, of which $150m was expected to be cash with the remainder non-cash. As outlined on 20 May 2013, included in this guidance was approximately $80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by $35-45m for FY13 (representing approximately a half year impact of reduced operating costs).

Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not is a position to further update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable.

The level of operating expenses required to run the current Elan business in the future could be expected to reflect the changed nature, and lighter infrastructure of that business as a pure play royalty recipient with no other operations. In this regard, as an example, a typical royalty recipient company, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, could be expected to have operating expenses of approximately $25m per year. For illustrative purposes, every $25m of operating expense would have a ~$0.55/share impact and $75m, a ~$1.70/share impact on the value of Tysabri royalty stream.

(7) Assumes net cash of $1.9bn (per share value of $3.65). Does not contemplate recently announced Theravance, AOP Orphan, Speranza or capital structure transactions.

(8) Assumes Tysabri in-market sales growth of 5% per annum from 2017 through to patent expiry in 2024 (based on average consensus growth rate of 5.5% of in-market sales from 2016-2017).

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3. Incremental Strategic Transactions

Three Pillars for Sustainable Growth

A Lower Risk Business with Significant Revenue Growth Potential, Geographical Diversification and Embedded Option Value

TYSABRI (natalizumab)	Theravance	AOP ORPHAN FOCUS ON RARE DISEASES
• Attractive royalty stream on established 'blockbuster' product • A high growth, long-life product with market leader in a large and growing therapeutic category • Little to no related R&D expenses • "Fixed cost" corporate infrastructure and ~1% cash tax • Long patent life • New indications • **Strong EBITDA generator with proven operating leverage**	• Unique access to royalty stream on newly approved portfolio with significant potential • High growth, long life products from market leader in a growing therapeutic category • Negligible cash opex or infrastructure • Single digit tax rate • **Potential long-term, high quality cashflow with significant operating leverage**	• Strong regional and commercial platform • Multiple late stage orphan disease opportunities • Infrastructure lite (~145 FTE) • Newbridge investment & future option • **Targeted regional platform with diversified and self-financed pipeline for substantial optionality and business risk diversification potential**

Source: Elan EGM Circular sent to shareholders on 27 May 2013

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Theravance - 15 - ▪ $1.0 Billion ▪ 21 % participation interest in Theravance royalty stream on GSK partnered respiratory portfolio ▪ Dividend Pass Through – Elan shareholders to receive 20% of the amounts paid to Elan generated by the four respiratory products under the agreement with Theravance Duration ▪ T he later of 15 years from launch or expiration of patent exclusivity on a country - by - country and product - by - product basis BREO ™ ELLIPTA ™/RELVAR™ ELLIPTA ™: Approved in US, under EU regulatory review Investment Returns Assets & Royalties 15% on the first $3.0 Bn in aggregate annual global net sales, 5 % on all aggregate annual global net sales above $3.0 Bn ANORO ™ ELLIPTA ™: Filed in US and EU Vilanterol VI Monotherapy MABA ‘ 081: Completed phase 2b; phase 3 planned for 2013 Royalties are upward tiering and range from the mid - single digits to 10% on all annual global net sales Between 10% and 20% on annual global net sales up to $3.5 Bn , 7.5 % on all annual global net sales above $3.5 Bn Source: Royalty Participation Agreement between Theravance , Inc. and Elan Corporation plc dated as of May 12, 2013 filed with the SEC as Exhibit 10.1 to the Form 8K . on May 12, 2013

Respiratory Market Overview * Bank of America (COPD & Asthma) – 28 th Feb, 2013 IMS Health and Chronic Obstructive Disease - August 2010 Decision Resource Inc. - September 2010 Significant Growth drivers for the macro Respiratory Market • Demographics: increased aging, increased prevalence in emerging markets • Earlier treatment intervention globally • Treatment guidelines recommending longer acting therapies 2012 $ 22 Bn * $ 28 Bn * $ 31 Bn * 2012 2017 2025 $22 Bn * GSK 44% $9.4Bn CAGR 2.7% - 16 -

THRX: Why This Transaction Is Attractive For Elan ► Provides ELN with access to significant and global therapeutic business ► Structure aligns ELN with market leader in GSK: 44 % market share in 2012 (1) ► Provides ELN with direct exposure to four (4) late stage and very high quality respiratory programs ► Near term positive P&L impact given approval of first product and PDUFA in December 2013 for second product ► P&L impact (almost) immediate with approval of first product; Every $1 billion in GSK sales could equate to ~ $25mm to ELN in after tax income ► Transaction has no integration challenges ► Transaction leverages business structure for ELN to maximize value : ▪ Single digit tax rate on ELN royalty income and negligible infrastructure cost ▪ Expected return meaningfully above ELN cost of capital ▪ Enables 20% dividend / cash pass through directly to shareholders - 17 - Note: 1. Bank of America Merrill Lynch company update on GlaxoSmithKline, ‘Respiratory pivots approaching’ dated 28 February 2013

AOP Orphan Pharmaceuticals

AOP ORPHAN
FOCUS ON RARE DISEASES

Investment	• €263.5 MM (€175.7 MM cash and €87.8 MM equity) • Potential milestones of up to €270 MM
Returns	• 100% acquisition of AOP Orphan Pharmaceuticals - Vienna, Austria • AOP specializes in orphan diseases - development, registration and commercialization of innovative drugs in orphan or niche indications
Financial Metrics	• 2012 Revenue: €59.0 MM (c.$76 MM) [(1)(2)] • 2012 Adjusted EBITDA: €15.5 MM (c. $20 MM) [(1)(2)]
Core Products	• Sales of two top branded products, **Remodulin®** and **Thromboreductin®**, represented approximately 93% of AOP's revenues in 2012
Pipeline Products	• Hematology & Oncology • Cardiology & Pulmonology • Neurology & Psychiatry **Pipeline covers rare orphan diseases within these key areas** **4 Late Stage Programs**

Note: 1. Calculated based on EURUSD exchange rate of 1.2858, being the average exchange rate for the financial year ending 31 December 2012
2. Unaudited

Source: Share Purchase Agreement between Dr Rudolf Stefan Widmann, SASR Neunundvierzigste Beteiligungsverwaltung GmbH and Elan Corporation, plc dated 16 May, 2013 filed with the SEC as exhibit (A)(6)to the form schedule 14D 9 on 28 May 2013

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AOP’s Geographical Reach - 19 -

AOP: Why This Transaction Is Attractive For Elan - 20 - ▪ Fully integrated high growth orphan pharmaceuticals business ▪ Strong regional and commercial platform in high growth markets ▪ Multiple late stage orphan disease opportunities ▪ Infrastructure lite (~145 FTE) ▪ Targeted regional platform with diversified and self - financed pipeline for substantial optionality and business risk diversification potential

NewBridge Pharmaceuticals • Venture backed specialty therapeutics company specializing in in - licensing, acquiring, registering and commercializing approved pharmaceuticals and biologics • Current focus is on oncology and supportive care, metabolic disorders and gastro intestinal conditions • $ 40 MM • Option to acquire 95% of the company for approx. $240 MM from 2014 Returns • 48.3% of specialty therapeutics company in Middle East, Africa, Turkey and Caspian Region ( AfMET ) About NewBridge Investment - 21 - Source: As described in the Circular sent to shareholders on 27 May 2013

ELND005: Speranza Therapeutics ▪ Private company exclusively focused on ELND005 development ▪ Objective to file in lead indication – Agitation/Aggression in AD, ~2015/2016 ▪ Demonstrate POC in BPD and Down Syndrome for additional life cycle management ▪ Clinical trials/operations stay intact to sustain momentum ▪ Irish domiciled entity holding all current and future IP held there ▪ Capitalization of ~$90 million split between ELN and external financial sponsor ▪ ELN commits $70 million upfront plus potential additional $7 million in the future ▪ ELN will receive 18 % equity, royalties in major markets and retention of commercial rights in select territories/markets and performance milestones (total $400 million) ▪ No ongoing R&D commitments for ELN ▪ 2013 forecasted cash spend ~$80 million - 22 - Source: As described in the Circular sent to shareholders on 27 May 2013

Complementing the Tysabri Asset

Strategic Objectives	Theravance	AOP	ELND005 / Speranza	NewBridge
P&L Growth	✓	✓	✓	☐
Late Stage Pipeline Development	✓	✓	✓	☐
Diversification: Science; Therapeutic areas; Geographies	✓	✓	✓	✓
Optimize & Leverage Business and Financial Structure	✓	✓	✓	✓

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Select Wall Street Commentary: Recent Transactions “We are impressed with management’s apparent industry - leading ability to identify and negotiate M&A transactions.” Marko Kozul, MD, Leerink Swann, 05/21/2013 “We find [Theravance transaction ] it impressive for: 1) immediate EPS accretion, 2) immediate return of capital to shareholders, 3) virtually 100% pure net profit, 4 ) long duration assets, 5) partnered with premier respiratory companies, 6) no operational risk, and 6) positive NPV Corey Davis, PhD, Jefferies, 05/13/2013 “…The totality of the transactions is key. The Theravance deal along with the Tysabri royalties provide diversified revenue growth from two global leaders in their respective therapeutic areas (Biogen in MS and GlaxoSmithKline in asthma/COPD ). That backdrop enables Elan to take on some form of longer - term optionality with these proposed transactions .” Adrian Howd, Berenberg, 05/20/2013 “We applaud ELN's efforts for revenue diversification and to return parts of this new royalty as a dividend. We also view these newly acquired royalties on THRX/GSK's COPD assets as relatively low - risk.” Michael Yee, RBC, 05/14/2013 - 24 -

4 . Capital Structure Discipline

Terms and Conditions of New Bond Issue Amount • $850 MM Maturity • 8 Years Call Structure • NC3 Issuer • Elan Finance plc & Elan Finance Corp Distribution • Rule 144A / Reg S with Registration Rights Use of Proceeds • General corporate purposes Escrow • Proceeds from the offering will be placed into escrow with release following shareholder approval of the Theravance, AOP, and D5 transactions and completion of Theravance Covenants • Customary high yield covenant package similar to previous Elan notes. Restricted Payment covenant only applies in the event of a Change of Control Guarantors • Substantially similar to previous Elan Notes Security • Unsecured - 26 - Source: As described in the Circular sent to shareholders on 27 May 2013

Pro Forma Summary Capitalization Post Transactions Summary Pro Forma Maturity Profile $ MM Summary Capitalization Table ($ MM) (2) Pro Forma 31 - Mar - 13 Refinancing, D5, Theravance & AOP Acquisitions Senior Notes due 2021 850 Total Gross Debt 850 Cash & Cash equivalents 556 PF Adjustments for transactions (1) 717 Total Cash & Cash equivalents 1,273 0 250 500 750 1,000 1,250 1,500 Senior Notes due 2021 Cash & Cash Equivalents (1) Senior Notes $850 MM Cash & Cash Equivalents as of Mar - 13 $ 556 MM PF Adj. for Transactions $717 MM - 27 - Notes: 1. Includes net cash received from Tysabri sale of $3,185 MM, bond redemption and share buybacks cost of ($1,948 MM), Theravance ac quisition cost of ($1,025 MM), AOP acquisition cost of ($250 MM), ELND005 divestment costs of ($75 MM) and senior notes issuance net of costs of $830 MM 2. US GAAP

5. Royalty Pharma Specifics

Royalty Pharma Makes Baseless Claims The Facts Royalty Pharma Claim RP’s hostile bid is anti - competitive and an attempt to take out a competitor in the royalty acquisition market. Until now, Royalty Pharma has enjoyed a monopoly in deals greater than $500 million; eliminating Elan will strengthen this monopoly. “With no experience acquiring royalties, Elan missed key points in the Theravance deal” Elan has worked on transforming its business in a consistent and purposeful manner for nearly a decade. Nothing has changed in our approach or actions. “Frenetic jumble of transactions in an obvious attempt to fend off Royalty Pharma” Over twenty analysts see Tysabri growing anywhere from 11% to 16% CAGR . The value of long term high margin cash flow is far in excess of the $12.50 current offer “$12.50 per share represents a 42% premium to price paid by Biogen in Tysabri Transaction” Elan’s stated strategy is to prudently diversify risk in terms of assets, molecules, therapeutic areas and geographies. The transactions announced serve these goals. “No clear and coherent strategy for the company” - 29 - Source: Royalty Pharma quotes taken from Royalty Pharma’s presentation dated 28 May 2013 . Opinion of the Board of Elan. Elan has never suggested its $3.25bn upfront payment represented 50% of its rights to Tysabri . Such an assumption by Royalty Pharma is misleading, and a simplistic attempt to grossly overstate the supposed “premium” it is offering for Elan's Tysabri royalties. Elan believes the Tysabri transaction significantly enhanced the overall value of its interest in Tysabri “ Sold 50% [of Tysabri ] to Biogen for US$3.25bn ”

Royalty Pharma Makes Baseless Claims

Royalty Pharma Claim	The Facts
Theravance portfolio is a "wasting asset"	Market for respiratory drugs growing from $22bn in 2012 to $28bn in 2017 Portfolio with long-lived patent lives in excess of 15 years
"Closed Triples" are the most attractive products and likely to cannibalize Elan's royalties	Closed Triples have not even moved into Phase III; ultimate success remains highly speculative BREO approval has strengthened ANORO's prospects "The approval of BREO marks the most significant event in Theravance's corporate history, setting up meaningful baseline support as well as strengthening the chances that the FDA also approves ANORO later this year" - Baird, May 13, 2013 VI monotherapy has completed 8 PIII trials and MABA 081 entering PIII shortly
Analysts suggest Elan overpaid by $300mm - $500mm	RP selected only the most pessimistic analysts to fit its claims rather than that of analyst consensus
Highly risky transactions conducted in haste with inadequate due diligence	Extensive information publicly available on Theravance assets given GSK regulatory approval process & posting of ANORO data

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Royalty Pharma’s >50% Acceptance Threshold: A Potential Trap for Investors Royalty Pharma has lowered its acceptance threshold from 90% to >50%. This action creates dangers for existing shareholders. • If Royalty Pharma surpasses its 50% acceptance threshold but does not achieve 90%, it may leave remaining shareholders in a publically traded, minority “stub” • Stub shareholders are likely to suffer under RP management (1) Elan will be run for the benefit of RP investors, not Elan shareholders RP will be free to discontinue the Tysabri dividend; it will likely not continue Elan management’s commitment to capital return / shareholder value creation Remaining shareholders will have a highly illiquid holding, making it far more difficult to exit RP Management is not experienced in running a public company and may struggle to manage a public company where interests are fundamentally misaligned 4 3 2 1 - 31 - 1. Opinion of Elan Board

Key Conclusions ▪ Royalty Pharma’s current offer significantly undervalues Elan’s interest in Tysabri alone ▪ Elan has announced significant accretive deals which widens the gap between Royalty Pharma’s offer and Elan’s potential value ▪ Shareholders face significant harm if Royalty Pharma reaches >50% threshold - 32 - DO NOT TENDER shares to Royalty Pharma VOTE FOR the proposed value enhancing transactions at Elan’s June 17 EGM

Assumptions and Additional Sources and Bases

The information herein is only a summary and does not purport to be complete. This presentation is strictly confidential and may not be disclosed to any other person.

You should consult your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem necessary, and you must make your own investment, hedging or trading decision regarding based upon your own judgment and advice from such advisers, as you deem necessary, and not upon any views expressed herein.

We have included or incorporated by reference certain non-U.S. GAAP financial measures in this presentation, including Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"), which we define as net income or loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provision for or benefit from income taxes and net interest expense, and Adjusted EBITDA, which we define as EBITDA plus or minus share-based compensation, net gain on divestment of businesses, net loss on equity method investments, settlement reserve charge, other net (gains)/charges, net investment gains or losses and net charge on debt retirement.

EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Our management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of our business and these measures are among the factors considered as a basis for our planning and forecasting for future periods. We believe EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in our business or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and incorporated by reference into this offering memorandum, may not be comparable to similarly titled measures reported by other companies.

Slide 5: Royalty Pharma Offer Fundamentally Undervalues Elan:

1. The Tysabri valuation is calculated pre-deduction of operating expenses. The value range does not include any of Elan's other current assets such as ELDN005, Prothena, Proteotasis, JAI, or the new strategic transactions scheduled for approval at the EGM on June 17, 2013.

2. On 24 April 2013, Elan provided guidance to investors that it expected operating expenditure for FY13 to be between $170-190m, of which $150m was expected to be cash with the remainder non-cash. As outlined on 20 May 2013, included in this guidance was approximately $80m of cash expenses associated with ELND005. On the same date, and as a result of the divestment of ELND005, Elan guided that it expected its operating expenses to reduce by $35-40m for FY13 (representing approximately a half year impact of reduced operating costs). Due to the restrictions associated with being in an offer period under the Irish Takeover Rules, Elan is currently not in a position to update its guidance in relation to operating expenses. However, it intends to do so as soon as practicable.

The level of operating expenses required to run the Elan business in the future would be expected to reflect the changed nature, and lighter infrastructure of that business. In this regard, as an example, PDL Biopharma, a US based, infrastructure light pharmaceutical business with all of its revenues derived from royalty streams, had operating expenses of $25m in FY12. For illustrative purposes, every $25m of operating expense would have a $0.55/share impact and $75m, a $1.70/share impact on the value of Tysabri royalty stream

3. Based on "street" consensus estimates for worldwide Tysabri Revenues through 2020E from the following brokers: Bank of America Merrill Lynch, Barclays, Berenberg, Bernstein, Brean Capital, Canaccord Equity, Citigroup, Cowen & Company, Credit Suisse, Davy, Deutsche Bank, Goldman Sachs, Goldman Sachs, Jefferies, JMP Securities, JP Morgan, Lazard & Company, Leerink Swann, Morgan Stanley, Piper Jaffray, RBC Capital Markets, Stifel, UBS, Wells Fargo, and William Blair.

4. Reference to the share price of $4.50 on August 30, 2010 is based on the closing price on that date. The reference to today's share price is based on the opening price on the NYSE dated May 30, 2013. The results of Elan's 'Dutch Auction' Tender Offer were announced on May 18, 2013.

5. Includes increase in market capitalization of $3.9 billion and $1.0 billion share buyback.

6. Opinion of the Board of Elan.

7. Opinion of the Board of Elan.

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Irish Takeover Rules As required by the Irish Takeover Rules, the Directors of Elan accept responsibility for the information contained in this presentation. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information . Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended ). No statement in this announcement is intended to be a profit forecast and profits and earnings per share will not necessarily be changed. - 34 -

Forward Looking Statements

This presentation contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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